Nicole Brookshire T: +1 617 937 2357 nbrookshire@cooley.com

October 10, 2014

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C. 20549

Attn:	Barbara C. Jacobs
Gabriel Eckstein

RE: Alarm.com Holdings, Inc.

Ladies and Gentlemen:

On behalf of Alarm.com Holdings, Inc. (the “Company”), we are transmitting Confidential Draft Submission No. 4 (the “Amendment”) to the Registration Statement on Form S-1 (the “Registration Statement”). We are also sending a hard copy of this letter and the Amendment, including a version that is marked to show changes to Confidential Draft Submission No. 3 to the Registration Statement on Form S-1 submitted to the U.S. Securities and Exchange Commission (the “Commission”) on August 27, 2014, to the staff of the Division of Corporation Finance (the “Staff”), in care of Mr. Eckstein.

The Amendment includes changes in response to comments received from the Staff by letter dated September 23, 2014 (the “Comment Letter”). Set forth below are the Company’s responses to the Comment Letter. The numbering of the paragraphs below corresponds to the numbering of the Comment Letter, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.

Risk Factors

We receive a substantial portion of our revenue . . ., page 21

1.	Refer to your response to comment 8 in our letter dated June 10, 2014. Disclosing the amount of sales to your significant service providers with a range does not adequately apprise prospective investors of the attendant risk. A risk factor must provide enough detail to place the risk in context. In this regard, we note that the revenue concentration from your two significant customers could range from 20% to 40%. Please revise to disclose the specific revenue percentage for each of your major service providers named in this risk factor. In addition, file the agreements with each service provider or expand your response to tell us why you believe that these agreements are not required to be filed under Item 610(b)(10) of Regulation S-K. Your June 10, 2014 response only indicated that you have “standard agreement with the service providers.”

U.S. Securities and Exchange Commission Attn: Barbara C. Jacobs Gabriel Eckstein October 10, 2014 Page Two

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 21 of the Amendment to narrow the range of revenue attributable to the Company’s two significant service providers. In addition, the Company has supplementally provided the Staff with the specific revenue percentage attributable to each of these service providers in 2011, 2012 and 2013 under separate cover.

The Company has not included the precise percentage attributable to such service providers in the Amendment because the Company believes doing so would be likely to cause substantial competitive harm to the Company. Each of the service providers have publicly disclosed the number of its subscriber accounts. If the Company was to disclose the precise percentage of its revenue attributable to such service providers, competitors of the Company could determine the price per account the Company charges each such service provider. Since the Company’s pricing for its service providers is variable and kept confidential by the Company, its disclosure would be likely to cause substantial competitive harm to the Company.

The Company respectfully advises the Staff of its belief that the agreements with Monitronics International, Inc. (“Monitronics”) and Vivint, Inc. (“Vivint”) are not required to be filed as exhibits to the Registration Statement because they are each of a type that ordinarily accompanies the kind of business conducted by the Company and are not contracts on which the Company’s business is substantially dependent. It is the Company’s understanding that, in accordance with Item 601(b)(10)(ii)(B) of Regulation S-K, an agreement that was entered into in the ordinary course of business is not required to be filed as an exhibit unless it is a “contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.” The agreements with Monitronics and Vivint are each of the type that ordinarily accompanies the Company’s business of selling software products and services and therefore are deemed, pursuant to Item 601(b)(10)(ii) of Regulation S-K, to have been made in the ordinary course of business. Further, if either or both of Monitronics and Vivint stopped selling the Company’s solutions, this would most likely not result in an immediate cessation of the revenue attributable to these service providers since the Company would most likely continue to service the existing subscribers. In addition, the specific revenue percentage attributable to each of these services providers was less than 20% in each of 2011, 2012 and 2013. Therefore, the Company respectfully submits that neither agreement is one upon which the Company’s business is substantially dependent and, as a result, neither agreement is required to be filed as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

U.S. Securities and Exchange Commission Attn: Barbara C. Jacobs Gabriel Eckstein October 10, 2014 Page Three

The Company advises the Staff that under the terms of the agreement with Monitronics (the “Monitronics Agreement”), the Company may terminate the Monitronics Agreement without cause and without penalty, at the end of each one year term by providing written notice at least thirty days prior to the end of such term. Additionally, under the Monitronics Agreement, Monitronics is not required to distribute any minimum amount of the Company’s products or services, nor is the Company obligated to sell any minimum amount products or services to Monitronics for distribution.

The Company advises the Staff that under the terms of the agreement with Vivint to which the Company’s 2011, 2012 and 2013 revenue is attributable (the “Vivint Agreement”), the Company may terminate the Vivint Agreement, without cause and without penalty, at the end of each one year term by providing written notice at least one hundred eighty days prior to the end of such term. Under the Vivint Agreement, Vivint is not required to distribute any minimum amount of the Company’s products or services, nor is the Company obligated to sell any minimum amount products or services to Vivint for distribution.

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Please fax any additional comment letters concerning the Amendment to (617) 937-2400 and direct any questions or comments concerning the Amendment or this response letter to the undersigned at (617) 937-2357.

Sincerely,

/s/ Nicole Brookshire

Nicole Brookshire

cc:	Stephen Trundle
Jennifer Moyer